PRESS RELEASE

Sanofi Files Suit in the U.S. to Defend Its Patent Rights on Lantus® and Lantus® SoloStar®

Paris, France – October 24, 2017 – Sanofi (EURONEXT: SAN and NYSE: SNY) today filed a patent infringement suit against Mylan N.V., Mylan GmbH, Mylan Inc., and Mylan Pharmaceuticals Inc. (collectively, “Mylan”) in the United States District Court for the District of New Jersey. Sanofi alleges infringement of 18 patents in its suit.

The suit was triggered by notifications received from Mylan beginning in mid-September, in which Mylan stated that it had filed a NDA (505(b)(2) New Drug Application) with the FDA for insulin glargine pre-filled pen and vial drug products. Mylan also stated that its NDA included a paragraph IV certification challenging all of the Sanofi patents then listed in the FDA Orange Book for Sanofi’s Lantus® (insulin glargine injection, 100 Units/mL) and Lantus® SoloStar® products.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

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Contacts:

Media Relations Ashleigh Koss Tel. : +1 (908) 981-8745 Mobile: +1 (908) 205-2572 Ashleigh.Koss@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com